

June 1, 2007

Via Facsimile (310) 228-3926 and U.S. Mail

Matthew W. Scheflen, Esq.
Sheppard, Mullin, Richter & Hampton LLP
1901 Avenue of the Stars, Suite 1600
Los Angeles, CA 90067

> **Re: Additional Definitive Soliciting Materials**
> **Filed May 31, 2007**
> **File No. 000-21287**

Dear Mr. Scheflen:

We have reviewed your filings and have the following comments.

Additional Definitive Soliciting Materials

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following:

   - your disclosure in the first sentence of the last paragraph on page 3 in which you state that a change of control of the board would create uncertainty."

   - your disclosure that the insurgents measure their ownership of the company's securities "in weeks, not years."

2.   Your statement in the first paragraph on page 4 that there is "a real risk that instead of acting in the best interests of **all** shareholders, the Pembridge nominees would act in the best interests of **one** group of recent shareholders – the members of The Peerless Full Value Committee" implies that the insurgents' nominees would not fulfill their fiduciary duties if elected. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

3.   In future filings, please clarify that while the insurgents may obtain control of the board if they succeed in their proxy contest, a control premium is customarily paid when securities sufficient to control the issuer are acquired.

4.   We note your disclosure in the third paragraph of page 4 and in the first paragraph of page 5. We also note that your disclosure is directly contradicted by the insurgents' disclosure in their definitive proxy statement. Please provide support for your disclosure or confirm that you will not make similar disclosures of unsupported opinions in future filings.

Closing Comments

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        Daniel F. Duchovny
                        Special Counsel
                        Office of Mergers and Acquisitions